Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

June 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Kyle Wiley

Matthew Crispino

Inessa Kessman

Robert Littlepage

Re:	Rezolve AI Limited

Amendment No. 6 to Registration Statement on Form F-4

Filed June 11, 2024

File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated June 20, 2024 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Amendment No. 6 to Registration Statement on Form F-4, filed with the Commission on June 20, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 6 to Registration Statement on Form F-4

Background of the Business Combination, page 130

1.

Staff’s comment: We note on pages 141 and 145 that Armada board of directors recommended that Armada’s stockholders approve the Business Combination Agreement. They arrived at such determination because Rezolve’s management demonstrated that “ANY’s revenues were not material to its historical results.” Please explain how Rezolve’s management determined that ANY’s revenue was not material to historical results. We note that ANY’s revenue was 99% of total revenue before the restatement for the year ended December 31, 2022.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140, 142 and 144 of the Amendment to clarify that ANY’s revenues and historical results were not material to Rezolve’s business model or the Projections following the introduction of Rezolve’s Brain offering on July 25, 2023 and Rezolve’s transition towards a subscription-based business model.

U.S. Securities and Exchange Commission

June 24, 2024

Report of Independent Registered Public Accounting Firm, page F-3

2.

Staff’s comment: Please ask your auditors if they audited Rezolve Limited or Rezolve AI Limited. If they audited Rezolve Limited, please ask them to revise their audit opinion accordingly. We refer to the organizational structure on pages six.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the carve-out financial statements are for Rezolve AI Limited, which consists of 100% of the transactions of Rezolve Limited and subsidiaries, except for Rezolve China. The reorganization will result in substantially all of Rezolve Limited’s assets and liabilities being transferred to Rezolve AI Limited. Note 2.1 Basis of presentation of the Carve-out Consolidated Financial Statements (F-9) details the basis, constituents of the carve-out financials and the reorganization.

The carve-out financial statements of Rezolve AI Limited were filed due to the fact that it provides investors with a view of the company which will be listed upon successful execution of Rezolve’s business combination with Armada Acquisition Corp I, additionally Rezolve AI Limited and Rezolve limited have common ownership. The organizational structure on page 6 has been amended to highlight the common ownership. Filing the financial statements of Rezolve AI Limited would not provide investors with a view of the Company.

.

General

3.

Staff’s comment: We note your response to our prior comment five and your new disclosure on page 222, 227, and 237 that states, “We have signed partner agreements with Adobe, ACI, Haendlerbund, Epages, JTL, Oxid and Chatwerk and others and are in discussions with significant new partners in markets around the world.” Please expand your disclosure to provide details about the signed contracts and how they will result in a significant increase in revenue in 2024 and 2025. Discuss all material terms of the contracts.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 218, 223, 230-231 and 234 of the Amendment.

* * *

U.S. Securities and Exchange Commission

June 24, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or require further information, please contact Gerry Williams at (404) 736-7891 or Penny Minna at (410) 580-4228.

Sincerely,
Rezolve AI Limited.

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer

cc:	Penny Minna, Esq.

DLA Piper LLP (US)